Exhibit 99.1

AHI Strengthens Board Further

●	Ms Jacqueline Yee joins AHI Board as an independent non-executive Director with effect from 20 December 2022.

●	Ms Yee brings 30 years of finance and audit expertise and over $25 billion deal flow experience to AHI.

●	Dr Peter Vaughan CM, MD resigns from AHI Board with effect from 16 December 2022.

Advanced Health Intelligence Ltd (ASX:AHI) (NASDAQ:AHI) (‘AHI’ or ‘the Company’) a health technology company that delivers scalable health assessment, risk stratification and digital triage to healthcare providers, insurers, employers, and government agencies around the world announces some changes at the company’s Board of Directors.

Former wellteq Digital Health Inc. (‘wellteq’) Chair of the Finance and Audit committee, Ms Jacqueline Yee joins AHI’s Board of Directors as a non-executive independent Director. Ms Yee has an impressive background having spent over 30 years as an institutional finance professional out of New York, London, Amsterdam, Australia and currently resides in Singapore. Throughout her career to date, Ms Yee has been involved in over $25 billion in transaction value with a notable volume of work in the healthcare sector, including restructuring of 27 national hospitals and the drafting of Healthcare Investment Valuation Policy in New Zealand.

With the addition of Ms Yee, Dr Peter Vaughan has stepped down from the Board, and the Company thanks Peter for his assistance in the transition of the acquisition of wellteq and thank him for his services and wishes him well with his future endeavours.

AHI Chairman, Mr Nick Prosser said: “we’re delighted to welcome further rigour to our finance and audit leadership, Ms Yee brings with her decades of institutional experience as well as domain expertise within the healthcare sector. Ms Yee will be invaluable as AHI expands further into the government sector. Ms Yee also represents the Company’s commitment to diversity at Board level and across the AHI Group we employ 18 nationalities, with 13 languages spoken across the team”.

The Board of Directors has approved this release.

Advanced Health Intelligence Ltd.

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951
Email: investors@ahi.tech

About Advanced Health Intelligence

Advanced Health Intelligence (AHI) is a leader in developing and delivering user-friendly biometric scans to render vital signs and health risk estimates to a smartphone.

By leveraging the smartphone with purpose-built computer vision, machine learning models and patented algorithms, AHI provides a private and secure way for individuals to perform biometric health-risk assessment and stratification. AHI's technology delivers simple-to-use, scalable and cost-effective means to enable individuals to check, track and act towards better health outcomes.

The combination of the patented and proprietary BodyScan dimensioning and composition capabilities and, FaceScan to return vital signs enables a unique health assessment capability made accessible anytime, anywhere, via the smartphone.

For more information contact:

Scott Montgomery	Simon Durack JP
Chief Executive Officer Advanced Health Intelligence Ltd	CFO & Company Secretary Advanced Health Intelligence Ltd
E: hello@ahi.tech	E: hello@ahi.tech

For more information please visit: https://www.ahi.tech/

Advanced Health Intelligence Ltd.

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951
Email: investors@ahi.tech